Filed by American Home Mortgage Holdings, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
  and deemed filed pursuant Rule 14a-12 of the Securities Exchange Act of 1934

                  Subject Company: Apex Mortgage Capital, Inc.
                          Commission File No: 001-13637


[AHMH Logo]

FOR IMMEDIATE RELEASE

     American Home Mortgage Announces Registration Statement Related To The
             Acquisition of Apex Mortgage Capital Declared Effective

MELVILLE, NY (October 27, 2003) - American Home Mortgage Holdings, Inc. (NASDAQ:
AHMH), announced today the Company's Registration Statement on Form S-4 related to the acquisition of Apex Mortgage Capital (Amex:AXM) has been declared effective by the Securities and Exchange Commission on October 24, 2003. American Home and Apex entered into a definitive merger agreement on July 14, 2003. The joint Proxy Statement/Prospectus was mailed to stockholders on October 24, 2003.

As previously announced, American Home's special meeting is scheduled for November 21, 2003 at 1:00 pm Eastern Standard Time for stockholders of record on October 16, 2003. The meeting will take place at American Home's headquarters at 520 Broadhollow Road, Melville, NY. The purpose of the meeting is to vote on American Home's reorganization into a real estate investment trust, the issuance of shares to Apex stockholders in the merger and the adoption of Apex's stock option plan, as well as other business properly brought before the meeting.

Apex Mortgage Capital's Board of Directors has separately scheduled its special meeting of its shareholders on November 21, 2003 at 10:00 a.m. Pacific Standard Time for shareholders of record on Friday, October 10, 2003. The meeting will take place at the Los Angeles Marriott Downtown Hotel, 333 South Figueroa Street, Los Angeles, CA 90071. The purpose of the meeting is to vote on the acquisition of Apex by American Home Mortgage, Inc.

American Home's third quarter 2003 financial results will be released before the market opens on October 28, 2003. The Company will hold an investor conference call to discuss earnings at 10:30 a.m., Eastern Time, on October 28, 2003. Interested parties may listen to the call by visiting the American Home corporate website WWW.AMERICANHM.COM Shareholder Information section to listen to the conference call webcast live. A replay of the call will be available after 1:00 p.m., Eastern Time, October 28, 2003, through midnight Eastern Time on November 11, 2003. Please contact John Lovallo at Ogilvy Public Relations Worldwide at 212-880-5216 or JOHN.LOVALLO@OGILVYPR.COM with any questions.

ABOUT AMERICAN HOME MORTGAGE
American Home Mortgage Holdings, Inc. is an originator and servicer of residential mortgage loans. It operates 211 loan production offices located in 37 states, 20 wholesale production offices, MortgageSelect, a leading online mortgage lender, three mortgage broker support centers and a loan servicing center. For additional information, please visit the Company's Web site at WWW.AMERICANHM.COM.

ABOUT APEX MORTGAGE CAPITAL
Apex Mortgage Capital, Inc. is a financial company structured as a real estate investment trust. The Company primarily acquires United States agency securities, other mortgage related securities, and mortgage loans as well as equity and debt securities issued by other mortgage REITs. The Company is listed on the American Stock Exchange under the symbol "AXM."

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Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995: This news release contains statements about future events and expectations, which are "forward-looking statements." Any statement in this release that is not a statement of historical fact, including, but not limited, to earnings guidance and forecasts, expected future dividends and projections of financial results, may be deemed to be a forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the Company's actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific factors that might cause such a difference include, but are not limited to: the potential fluctuations in the Company's operating results; the Company's potential need for additional capital, the direction of interest rates and their subsequent effect on the Company's business, federal and state regulation of mortgage banking; the Company's competition; the Company's ability to attract and retain skilled personnel; and those risks and uncertainties discussed in filings made by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.

AMERICAN HOME MORTGAGE CONTACT:
Ogilvy Public Relations Worldwide
John D. Lovallo
212-880-5216
JOHN.LOVALLO@OGILVYPR.COM

                                Proxy Information

American Home Mortgage Holdings, Inc. ("American Home"), American Home Mortgage Investment Corp. ("AHM Investment Corp."), and Apex Mortgage Capital, Inc. ("Apex"), have filed a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). The joint proxy statement/prospectus was first mailed to American Home and Apex stockholders on October 24, 2003. Investors are urged to carefully read the joint proxy statement/prospectus and any other relevant documents regarding the proposed transactions filed or that will be filed with the SEC when they become available because they contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by American Home free of charge by requesting them in writing from American Home Mortgage Holdings, Inc., 520 Broadhollow Road, Melville, NY 11747, Attention: Alan B. Horn, Corporate Secretary, or by telephone at (516) 949-3900. You may obtain documents filed with the SEC by Apex free of charge by requesting them in writing from Apex Mortgage Capital, Inc., 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017, Attention:
Investor Relations, or by telephone at (213) 244-0000.


                          Participants in Solicitation

American Home, AHM Investment Corp. and Apex, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of American Home and Apex in connection with the merger. Information about the directors and executive officers of American Home and their ownership of American Home stock is set forth in the proxy statement for American Home's 2003 annual meeting of stockholders. Information about the directors and executive officers of Apex and their ownership of Apex stock is set forth in the proxy statement for Apex's 2003 annual meeting of stockholders. Additional information regarding the interests of such participants is set forth in the joint proxy statement/prospectus filed with the SEC.